

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

March 7, 2018

Via E-mail
Gregory Bankston, Managing Member
UC Asset LP
2299 Perimeter Park Drive
Suite 120
Atlanta, GA 30341

**Re: UC Asset LP**
**Offering Statement on Form 1-A**
**Filed February 12, 2018**
**File No. 024-10802**

Dear Mr. Bankston:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your website at www.ucasset.com. Please advise us how the section on your website entitled “Mini-IPO” is consistent with Rule 255 of Regulation A.

2. We note that the company is a limited partnership and that most of the properties have not been identified that are to be acquired with the net proceeds from the offering. As a result, your offering appears to constitute a blind-pool offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5. Please refer to Release No. 33-6900 (June 17, 1991), Item 7(c) of Part II of Form 1-A, and CF Disclosure Guidance Topic No. 6.

3.      The disclosure on you website www.ucasset.com states that "UC Asset LP intends to go public in the US through a Reg A+ registration and will possibly become the first MLP that will primarily help Chinese invest in American real estate." Please confirm whether the company's principal place of business will be in the United States. See Rule 251(b)(1) of Regulation A.

Cover Page

4.      We note your response to comment 1 of our letter dated January 3, 2018. We reissue our comment. Please describe in a footnote to the table the expenses listed in the table. Please ensure that the table complies with the requirements of Item 1 of Form 1-A.  Please see Instructions to Item 1(e) of Form 1-A.

Plan of Distribution, page 9

5.      We note your response to comment 2 of our letter dated January 3, 2018 and we reissue in part our prior comment. The disclosure on your website www.ucasset.com states that UC Asset LP will help Chinese investors invest in American real estate. Please outline this part of your plan of distribution in the offering circular. See Item 5(c) of Form 1-A. Please also include any risk factors related to a distribution of this offering to Chinese investors, as applicable. We may have further comment.

6.      We note that your general partner will be offering and selling the common units.  Please revise your cover page to clarify this, and, if you are relying on Rule 3a4-1 under the Securities Exchange Act of 1934, please revise your Plan of Distribution section to disclose how you will comply with this rule.

Use of Proceeds, page 11

7.      Please revise your disclosure in this section to disclosure the amount to be used for expenses and disclose what these expenses consist of.

Business, page 12

Residential Investment and Redevelopment in Metropolitan Atlanta, page 12

8.      We note your response to comment 5 of our letter dated January 3, 2018. Please revise your disclosure to include your ROI in Atlanta or a cross reference to that disclosure. Also include a disclaimer that your operating results or ROI could be different than the ROI reported in the article.

9.      We note your response to comment 6 of our letter dated January 3, 2018. Please clarify which property values were based on an independent third party valuations and which were valued by management. To the extent you relied solely on third party valuations for

a particular property, please identify the party and provide their consent in accordance with Item 17(11) of Form 1-A.

Farmland Investment…, page 15

10.     We note your response to comment 8 of our letter dated January 3, 2018. Please add risk factor disclosure regarding the impact on you if you are not able to get the farmland rezoned for residential purposes. Additionally, if appropriate, please disclose that you might experience difficulties in obtaining the permits and infrastructure to support residential properties.

Note 3 – Fair Value of Financial Instruments, page F-10

11.     We note that total investment amounts in your tables presenting the fair values of your assets and liabilities at June 30, 2017 and December 31, 2016 on page F-10 do not reconcile to the portfolio investment amounts presented in your balance sheets at the respective dates.  Please reconcile these discrepancies.

We will consider qualifying your offering statement at your request.  If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.  We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Isaac Esquivel at (202)551-3395 or Kevin Woody, Accounting Branch Chief, at (202)551-3629 if you have questions regarding comments on the financial statements and related matters.  Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Special Counsel

cc: David T. Mittelman, Esq. (*via e-mail*)